October 1, 2013

Geoff Kruczek

Attorney Adviser

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Michael Baker Corporation

Schedule 14D-9

Filed September 9, 2013

File No. 005-31270

Dear Mr. Kruczek:

This letter sets forth the responses of Michael Baker Corporation (“Baker” or the “Company”) to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated September 17, 2013 with respect to Baker’s Schedule 14D-9 filed on September 9, 2013 (the “Schedule 14D-9”). The headings and pages referenced below correspond to the headings and page numbers in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, . . . page 2

Merger Agreement, page 2

COMMENT NO. 1:

We note the statements that the disclosure provided is “not intended to modify or supplement any factual disclosures” and is “not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Baker or IMS.” Please revise as appropriate to remove the implication that the referenced Merger Agreement and summary do not constitute public disclosure.

RESPONSE:

The disclosure has been revised in accordance with the Staff’s comment to remove the implication that the Merger Agreement and summary do not constitute public disclosure.

United States Securities and Exchange Commission

October 1, 2013

Reasons for Recommendation, page 25

COMMENT NO. 2:

We note the “factors” the Board considered, as referenced here and page 29. Please revise to clarify the reasons for making their recommendation. See Item 1012(b) of Regulation M-A.

RESPONSE:

The disclosure has been revised in accordance with the Staff’s comment to clarify the Board’s reasons for the recommendation.

Company B’s Interest, page 26

COMMENT NO. 3:

Please clarify the nature of the transaction terms proposed by Company B that you reference in the last three bullet points here, and in your disclosure on pages 20 and 22. While we note your statements that such terms “decreased deal certainty,” “weakened” commitments and were “less desirable,” it is unclear from your disclosure how the terms proposed by Company B differed from those proposed by the other parties.

RESPONSE:

The disclosure concerning the transaction terms proposed by Company B has been clarified in accordance with the Staff’s comment by expanding the information in the last three bullets on page 26 and in the disclosure on pages 20 and 22 which identify more specifically the terms proposed by Company B.

Opinion of the Board’s Financial Advisor, page 29

COMMENT NO. 4:

We note the companies and transactions “selected” by your financial advisor. Please revise to clarify the criteria used to select those companies and transactions. If any companies or transactions met the criteria but were excluded from the analyses, please disclose that fact and the reasons for the exclusion.

United States Securities and Exchange Commission

October 1, 2013

RESPONSE:

Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) has informed Baker that the companies and transactions were selected on the basis set forth in the amendment to the Schedule 14D-9 filed herewith, and that Houlihan Lokey is therefore not aware of companies or transactions that should have been included in its analysis and were not so included.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 412.269.2532 if you have further questions or need additional information.

Very truly yours,

/s/ H. James McKnight

H. James McKnight

Office of the Chief Executive,

  Executive Vice President,

  Chief Legal Officer and

  Corporate Secretary

cc:	Michael C. McLean, Esq.

Kristen L. Stewart, Esq.